EXHIBIT 99.3

Financial & Operating Highlights

	Three months ended		Six months ended
	June 30		June 30
	2007	2006	2007	2006

Consolidated Financial Highlights (in thousands of US dollars)
(Unaudited)

Net income for the period	$18,472	$14,964	$38,907	$12,203
Earnings per share	$0.24	$0.21	$0.51	$0.17
Mine operating earnings	$31,417	$31,060	$46,291	$49,036
Cash flow from operations (excluding changes in operating assets and liabilities)	$31,537	$16,625	$45,264	$25,536
Capital spending	$39,866	$36,985	$59,138	$53,246
Exploration and project development	$720	$637	$1,269	$1,871
Cash and short-term investments			$143,730	$185,335
Net working capital			$201,024	$188,948

Consolidated Production

Silver metal – ounces	4,219,751	3,317,369	7,563,835	6,644,896
Zinc metal – tonnes	9,931	9,493	19,485	20,193
Lead metal – tonnes	4,015	3,914	7,749	7,868
Copper metal – tonnes	1,280	1,165	2,583	2,207
Gold metal – ounces	6,938	1,744	10,258	3,362

Consolidated Cost per Ounce of Silver (net of by-product credits)

Total cash cost per ounce (1)	$2.61	$1.17	$2.73	$1.81
Total production cost per ounce (1)	$4.82	$2.63	$4.75	$3.26

Payable ounces of silver	3,916,550	3,048,131	6,986,103	6,079,589

Average Metal Prices
Silver – London Fixing per ounce	$13.33	$12.25	$13.31	$10.96
Zinc – LME Cash Settlement per tonne	$3,667	$3,301	$3,561	$2,762
Lead – LME Cash Settlement per tonne	$2,182	$1,095	$1,979	$1,169
Copper – LME Cash Settlement per tonne	$7,637	$7,251	$6,766	$6,070
Gold – London Fixing per ounce	$667	$627	$658	$590

Mine Operations Highlights
	Three months ended		Six months ended
	June 30		June 30
	2007	2006	2007	2006

Huaron Mine

Tonnes milled	185,536	165,427	366,361	327,945
Average silver grade – grams per tonne	198	203	197	209
Average zinc grade – percent	2.68%	2.50%	2.74%	2.64%
Silver – ounces	949,477	897,544	1,876,571	1,832,024
Zinc – tonnes	3,148	2,831	6,442	5,723
Lead – tonnes	1,816	1,802	3,583	3,621
Copper – tonnes	323	443	667	846
Gold – ounces	952	324	1,878	657

Total cash cost per ounce (1)	$1.90	$1.71	$1.94	$2.64
Total production cost per ounce (1)	$3.09	$2.98	$3.14	$3.88

Payable ounces of silver	851,798	818,588	1,684,958	1,665,878

Quiruvilca Mine

Tonnes milled	88,043	94,112	177,244	189,632
Average silver grade – grams per tonne	172	224	171	225
Average zinc grade – percent	2.27%	2.88%	2.35%	2.93%
Silver – ounces	407,000	582,570	810,919	1,191,207
Zinc – tonnes	1,635	2,320	3,414	4,759
Lead – tonnes	597	652	1,192	1,318
Copper – tonnes	422	342	803	696
Gold – ounces	312	262	625	560

Total cash cost per ounce (1)	$1.30	$(1.07)	$1.81	$(0.05)
Total production cost per ounce (1)	$2.76	$0.10	$3.29	$1.10

Payable ounces of silver	376,844	540,683	750,274	1,107,175

Morococha Mine*

Tonnes milled	143,966	140,487	290,098	273,260
Average silver grade – grams per tonne	172	199	167	200
Average zinc grade – percent	3.69%	3.71%	3.51%	4.08%
Silver – ounces	674,379	771,718	1,313,284	1,507,144
Zinc – tonnes	4,453	4,342	8,519	9,427
Lead – tonnes	1,440	1,453	2,674	2,923
Copper – tonnes	507	380	1,056	650
Gold – ounces	90	272	205	505

Total cash cost per ounce (1)	$(5.23)	$(3.81)	$(4.73)	$(2.86)
Total production cost per ounce (1)	$(3.50)	$(2.20)	$(2.93)	$(1.25)

Payable ounces of silver	604,339	692,960	1,180,297	1,348,072

*Production and cost figures are for Pan American’s share only. Pan American ownership was 88.5% during the quarter.

	Three months ended		Six months ended
	June 30		June 30
	2007	2006	2007	2006

La Colorada Mine

Tonnes milled	79,257	57,254	147,726	113,794
Average silver grade – grams per tonne	479	580	470	546
Silver – ounces	1,035,974	914,398	1,890,720	1,711,644
Zinc – tonnes	256	-	304	-
Lead – tonnes	162	7	300	7
Gold - ounces	1,092	887	1,949	1,639

Total cash cost per ounce (1)	$7.02	$5.56	$6.91	$5.70
Total production cost per ounce (1)	$8.67	$7.37	$8.59	$7.64

Payable ounces of silver	1,005,365	911,623	1,843,099	1,706,091

Alamo Dorado Mine*

Tonnes milled	255,861	-	392,902	-
Average silver grade – grams per tonne	132	-	127	-
Silver – ounces	858,006	-	1,125,030	-
Gold - ounces	4,492	-	5,601	-

Total cash cost per ounce (1)	4.01	-	5.25	-
Total production cost per ounce (1)	8.64	-	9.94	-

Payable ounces of silver	855,861	-	1,121,965	-

*Commencement of commercial production started on April 1, 2007.

San Vicente Mine*

Tonnes milled	23,526	-	39,446	8,987
Average silver grade – grams per tonne	290	-	300	321
Average zinc grade – percent	2.57%	-	2.76%	3.99%
Silver – ounces	173,634	-	310,107	78,550
Zinc – tonnes	439	-	806	284
Copper – tonnes	29	-	57	15

Total cash cost per ounce (1)	$3.74	$-	$3.48	$2.85
Total production cost per ounce (1)	$6.45	$-	$5.30	$3.14

Payable ounces of silver	156,211	-	278,387	70,086

*The production statistics represent Pan American’s interest in the mine. Pan American’s ownership was approximately 55% through May and increased to 95% for June.

Pyrite Stock Piles

Tonnes sold	13,024	14,322	27,754	31,412
Average silver grade – grams per tonne	290	328	266	353
Silver – ounces	121,280	151,139	237,205	356,030

Total cash cost per ounce (1)	$3.19	$3.76	$3.50	$1.78
Total production cost per ounce (1)	$3.19	$3.76	$3.50	$1.78

Payable ounces of silver	66,133	84,277	127,123	182,288

(1)
The Company reports the non-GAAP cash cost per ounce of payable silver in order to manage and evaluate operating performance at each of the Company’s mines.  The measure is widely used in the silver mining industry as a benchmark for performance, but does not have standardized meaning.  To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation of this measure to our cost of sales, as shown in our unaudited Consolidated Statement of Operations for the period, which can be found on page 6 of the MD&A.

PAN AMERICAN SILVER CORP.
Consolidated Balance Sheets
(Unaudited In thousands of US dollars, except for amounts of shares)

	June 30,	December 31,
	2007	2006

Assets
Current
Cash and cash equivalents	$75,853	$80,347
Short-term investments	67,877	91,601
Accounts receivable	58,215	65,971
Inventories and stockpiled ore (note 4)	38,570	22,216
Unrealized gain on commodity and foreign currency contracts	563	186
Future income taxes	4,811	6,670
Prepaid expenses and other	4,895	3,106
Total Current Assets	250,784	270,097

Mineral property, plant and equipment, net (note 6)	298,086	112,993
Construction in progress (note 7)	50,743	104,037
Investment in non-producing properties (note 7)	94,903	188,107
Direct smelting ore (note 4)	1,612	1,831
Future income taxes	524	500
Other assets	8,530	2,430
Total Assets	$705,182	$679,995

Liabilities
Current
Accounts payable and accrued liabilities	$37,216	$40,095
Income taxes payable	6,260	23,187
Advance on metal shipments	4,049	-
Other current liabilities	2,235	2,199
Total Current Liabilities	49,760	65,481

Asset retirement obligations and reclamation (note 9)	45,282	44,309
Future income taxes	49,172	48,499
Non-controlling interest	4,099	9,680
Total Liabilities	148,313	167,969

Shareholders’ Equity
Share capital
Authorized:
200,000,000 common shares of no par value
Issued:
December 31, 2006 – 76,195,426 common shares	589,660	584,769
June 30, 2007 – 76,480,051 common shares
Additional paid in capital	14,141	14,485
Accumulated other comprehensive income (note 3)	1,389	-
Deficit	(48,321)	(87,228)
Total Shareholders’ Equity	556,869	512,026
Total Liabilities and Shareholders’ Equity	$705,182	$679,995

See accompanying notes to the consolidated financial statement.

Pan American Silver Corp.
Consolidated Statements of Operations
(Unaudited – in thousands of US Dollars, except for share and per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2007	2006	2007	2006
Sales	$79,211	$62,848	$127,268	$108,592
Cost of sales	(40,800)	(27,613)	(69,761)	(51,910)
Depreciation and amortization	(6,994)	(4,175)	(11,216)	(7,646)
Mine operating earnings	31,417	31,060	46,291	49,036

General and administrative	2,684	2,416	4,542	4,349
Exploration and project development	720	637	1,269	1,871
Asset retirement and reclamation	760	614	1,396	1,228
Operating income	27,253	27,393	39,084	41,588
Interest and financing expenses	(116)	(203)	(274)	(349)
Investment and other income	1,889	1,384	3,727	1,723
Foreign exchange gain (loss)	84	(301)	24	(383)
Net gain (loss) on commodity and currency contract	887	(4,780)	727	(16,610)
Gain on sale of assets	-	-	10,268	-
Income (loss) before taxes and non-controlling interest	29,997	23,493	53,556	25,969
Income tax provision	(10,160)	(7,577)	(12,760)	(11,590)
Non-controlling interest	(1,365)	(952)	(1,889)	(2,176)
Net income for the period	$18,472	$14,964	$38,907	$12,203

Attributable to common shareholders:

Net income for the period	$18,472	$14,964	$38,907	$12,203
Accretion of convertible debentures	-	(13)	-	(26)
Adjusted net income for the period attributable to common shareholders	$18,472	$14,951	$38,907	$12,177

Basic income per share	$0.24	$0.21	$0.51	$0.17
Diluted income per share	$0.23	$0.20	$0.49	$0.16

Weighted average number of shares outstanding
(in thousands)
Basic	76,401	71,174	76,365	71,138
Diluted	79,302	75,869	79,311	75,833

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Comprehensive Income
(Unaudited – in thousands of US Dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2007	2006	2007	2006
Comprehensive income
Net income for the period	$18,472	$14,964	$38,907	$12,203
Unrealized gain on available for sale securities	953	-	1,236	-
Comprehensive income	$19,425	$14,964	$40,143	$12,203

See accompanying notes to the consolidated financial statements.

Pan American Silver Corp.
Consolidated Statement of Cash Flows
(Unaudited – in thousands of US dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2007	2006	2007	2006
Operating activities
Net income for the period	$18,472	$14,964	$38,907	$12,203
Reclamation expenditures	(190)	(113)	(470)	(395)
Items not involving cash:
Depreciation and amortization	6,994	4,175	11,216	7,646
Asset retirement and reclamation	760	614	1,396	1,228
Gain on sale of assets	-	(184)	(10,268)	(184)
Future income taxes	3,921	(974)	2,080	(1,583)
Non-controlling interest	1,365	952	1,889	2,176
Unrealized (loss) gain on commodity and foreign currency contracts	(331)	(3,560)	(377)	3,223
Stock-based compensation	546	751	891	1,222
Changes in non-cash operating working capital	(13,369)	12,602	(24,834)	11,208
Cash generated by operating activities	18,168	29,227	20,430	36,744

Investing activities
Mineral property, plant and equipment expenditures	(33,621)	(36,985)	(52,893)	(53,246)
Purchase of additional 40 percent interest in San Vicente (net of cash of $1.9 million)	(6,245)	-	(6,245)	-
Maturity (purchase) of short-term investments	11,287	(116,305)	23,893	(96,385)
Proceeds from sale of assets	-	-	10,268	-
Purchase of other assets	(2,475)	(167)	(4,947)	(167)
Cash used in investing activities	(31,054)	(153,457)	(29,924)	(149,798)

Financing activities
Proceeds from issuance of common shares	1,559	150,260	3,257	152,344
Dividends paid by subsidiaries to non controlling interests	-	-	(2,306)	-
Share issue costs	-	(7,845)	-	(7,845)
Proceeds from short term loans	4,049	2,202	4,049	2,202
Other	-	-	-	(19)
Cash generated by financing activities	5,608	144,617	5,000	146,682

Increase in cash and cash equivalents during the period	(7,278)	20,387	(4,494)	33,628
Cash and cash equivalents, beginning of period	83,131	42,532	80,347	29,291
Cash and cash equivalents, end of period	$75,853	$62,919	$75,853	$62,919

Supplemental Disclosures
Interest paid	$-	$-	$-	$19

Taxes paid	$12,141	$2,317	$28,260	$3,749

See accompanying notes to the consolidated financial statements.

PAN AMERICAN SILVER CORP.

Consolidated Statements of Shareholders’ Equity
for the six months ended June 30, 2007 and 2006
(Unaudited - in thousands of US dollars, except for amounts of shares)

	Common Shares		Convertible	Additional
	Shares	Amount	Debentures	Paid in Capital	Deficit	Total
Balance, December 31, 2005	67,564,903	$388,830	$762	$13,117	$(145,387)	$257,322
Issued on the exercise of stock options	159,308	2,858	-	(697)	-	2,161
Issued on the exercise of share purchase warrants	11,535	151	-	(27)	-	124
Issued on the conversion of debentures	6,789	86	(76)	-	-	10
Issued as compensation	26,231	559	-	70	-	629
Shares issued to acquire mineral interests	1,950,000	47,381	-	-	-	47,381
Stock issued for cash	6,281,407	142,155	-	-	-	142,155
Accretion of convertible debentures	-	-	26	-	(26)	-
Stock-based compensation on options granted	-	-	-	924	-	924
Net income for the period	-	-	-	-	12,203	12,203
Balance, June 30, 2006	76,000,173	$582,020	$712	$13,387	$(133,210)	$462,909

				Accumulated
				Other
	Common Shares		Additional	Comprehensive
	Shares	Amount	Paid in Capital	Income	Deficit	Total

Balance, December 31, 2006	76,195,426	$584,769	$14,485	$-	$(87,228)	$512,026
Issued on the exercise of stock options	245,168	4,056	(972)	-	-	3,084
Issued on the exercise of share purchase warrants	15,634	202	(36)	-	-	166
Issued as compensation	23,823	633	-	-	-	633
Stock-based compensation on options granted	-	-	664	-	-	664
Cumulative impact of change in accounting policy (note 3)	-	-	-	153	-	153
Other comprehensive income	-	-	-	1,236	-	1,236
Net income for the period	-	-	-	-	38,907	38,907
Balance June 30, 2007	76,480,051	$589,660	$14,141	$1,389	$(48,321)	$556,869

See accompanying notes to the consolidated financial statements.

        Pan American Silver Corp.

        Notes to Unaudited Interim Consolidated Financial Statements
        As at June 30, 2007 and 2006 and for the three month periods then ended
        (Tabular amounts are in thousands of US dollars, except for numbers of shares, price per share and per share amounts)

1.	Nature of Operations

Pan American Silver Corp, subsidiary companies and joint ventures (collectively, the “Company” or “Pan American”) are engaged in silver mining and related activities, including exploration, extraction, processing, refining and reclamation.  The Company’s operations consist of production of its primary product (silver) in Peru, Mexico and Bolivia, along with development activities in Argentina, Mexico and Bolivia, and exploration activities in South America.

2.	Summary of Significant Accounting Policies

a)  Basis of Presentation: The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim financial information and follow the same accounting policies and methods as our most recent annual financial statements. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three-month and six-month periods ended June 30, 2007 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007.

The consolidated balance sheet at December 31, 2006 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in the Pan American Silver Corp. (the “Company”) Annual Report for the year ended December 31, 2006.

b)  Principles of Consolidation: The consolidated financial statements include the wholly-owned and partially-owned subsidiaries of the Company, the most significant of which are presented in the following table:

Subsidiary	Location	Ownership interest	Status	Operations and Development Projects

Pan American Silver S.A. Mina Quiruvilca	Peru	99.9%	Consolidated	Quiruvilca and Huaron Mines
Compañía Minera Argentum S.A.	Peru	88.5%	Consolidated	Morococha Mine
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada Mine
Minera Corner Bay S.A.	Mexico	100%	Consolidated	Alamo Dorado Project
Pan American Silver (Bolivia) S.A.	Bolivia	95%	Consolidated	San Vicente Project
Compañía Minera Triton S.A.	Argentina	100%	Consolidated	Manantial Espejo Project

Inter-company balances and transactions have been eliminated upon consolidation. Investments where the Company has an ownership of less than 50% and funds its proportionate share of expenditures are accounted for under the equity method. The Company has no investments in entities in which its ownership interest is accounted for using the cost method.

c)  Reclassifications: Certain reclassifications of prior year balances have been made to conform to current year presentation.

3.  Changes in Accounting Policy

On January 1, 2007, the Company retroactively adopted, without restatement of prior periods, the recommendations included in the following Sections of the Canadian Institute of Chartered Accountants Handbook:  Section 1530, “Comprehensive Income”, Section 3855, “Financial Instruments – Recognition and Measurement”, Section 3865, “Hedges”, Section 3861, “Financial Instruments – Disclosure and Presentation”, and Section 3251, “Equity”.

Section 1530, “Comprehensive Income”, requires the presentation of comprehensive income and its components in a new financial statement. Comprehensive income is the change in the net assets of a company arising from transactions, events and circumstances not related to shareholders. Section 3251, “Equity”, establishes standards for the presentation of equity and changes in equity during the reporting period.

Section 3855, “Financial Instruments – Recognition and Measurement”, and Section 3861, “Financial Instruments – Disclosure and Presentation, establish standards for classification, recognition, measurement, presentation and disclosure of financial instruments (including derivatives) and non-financial derivatives in the financial statements.  This standard prescribes when to recognize a financial instrument in the balance sheet and at what amount.  Depending on their balance sheet classification, fair value or cost-based measures are used.  This standard also prescribes the basis of presentation for gains and losses on financial instruments.  Based on financial instrument classification, gains and losses on financial instruments are recognized in net income or other comprehensive income.

The company has made the following classification:

-
Short-term investments are classified as “Available for sale securities”.  They are initially recorded at cost, which upon their initial measurement is equal to their fair value.  Subsequent measurements for bonds included in available for sale are recorded at amortized cost using the effective interest method.  Interest income and amortized premium or discount is charged to net income.  Changes in the market value of the securities are recorded as changes to other comprehensive income.

-
Accounts receivable are classified as “Loans and Receivables”.  They are recorded at cost, which upon their initial measurement is equal to their fair value.  Subsequent measurements are recorded at amortized cost using the effective interest method.

-
Accounts payable and accrued liabilities are classified as “Other financial liabilities”.  They are initially measured at their fair value.  Subsequent measurements are recorded at amortized cost using the effective interest method.

Section 3865, “Hedges”, sets out standards specifying when and how an entity can use hedge accounting.  The adoption of this new standard is optional.  It offers entities the possibility of applying different reporting options than those set out in Section 3855, “Financial Instruments – Recognition and Measurement”, to qualifying transactions that they elect to designate as hedges for accounting purposes.

The Company enters into forward exchange contracts in the normal course of its operations.  For these derivatives, the Company elected not to use hedge accounting.  As a result, based on Section 3855, “Financial Instruments – Recognition and Measurement”, these derivatives are measured at fair value at the end of each period and the gains or losses resulting from remeasurement are recognized in net income as gains or losses in commodity or foreign currency contracts.

The adoption of these new standards translated into the following changes as at January 1, 2007: a $153,000 increase in accumulated other comprehensive income and a $153,000 increase in short-term investments reported under assets.  The adoption of these new standards had no impact on the Company’s cash flow.

For the three-month and six-month periods ended June 30, 2007, the Company has recorded an unrealized gain of $1.0 million and $1.4 million, respectively, net of related income taxes, representing the portion of the non realized gains on short-term investments recorded under other comprehensive income during the period.

4.  Inventories

Inventories consist of the following:

	June 30, 2007	December 31 2006
Concentrate inventory	$12,533	$3,558
Stockpile ore	4,382	3,760
Direct smelting ore	2,063	2,278
Dorè and finished inventory	7,392	3,352
Materials and supplies	13,812	11,099
	40,182	24,047
Less: non-current direct smelting ore	(1,612)	(1,831)
	$38,570	$22,216

5.  Commodity and foreign currency contracts

The Company has purchased Mexican Pesos (“MXN”) with an aggregated nominal value of MXN 3.0 million settling between July and September 2007 at an average MXN/USD exchange rate of 11.05.  At June 30, 2007, the mark to market value of the Company’s position was a gain of $0.1 million.

At June 30, 2007 the Company had fixed the price of 600,000 ounces of its second quarter’s silver production contained in concentrates, which are due to be priced in July and August of 2007 under the Company’s concentrate contracts.  The price fixed for these ounces averaged $13.38 per ounce while the spot price of silver was $12.54 per ounce on June 30, 2007, resulting in a mark to market recorded unrealized gain of $0.5 million.

6.  Mineral property, plant and equipment

Mineral property, plant and equipment consist of:

	June 30, 2007			December 31, 2006
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Morococha mine, Perú	$57,452	$(12,104)	$45,348	$46,631	$(9,778)	$36,853
La Colorada mine, México	34,849	(9,956)	24,893	34,618	(10,982)	23,636
Quiruvilca/Huaron mines, Perú	84,551	(37,624)	46,927	80,127	(34,475)	45,652
Alamo Dorado, México (1)	178,232	(4,879)	173,353	1,356	(133)	1,223
Manantial Espejo, Argentina	4,689	(2,361)	2,328	2,953	(1,284)	1,669
San Vicente mine, Bolivia	5,307	(619)	4,688	3,717	(328)	3,389
Other	1,239	(690)	549	1,179	(608)	571

TOTAL	$366,319	$(68,233)	$298,086	$170,581	$(57,588)	$112,993

(1) Prior year balances for non-producing properties and construction in progress have been reclassified to current year presentation under mineral property, plant and equipment.

7.  Construction in progress and investment in non-producing properties

The carrying values of Construction in progress are as follows:

	June 30, 2007	December 31, 2006
	Net Book Value	Net Book Value
Alamo Dorado, México	$-	$80,546
Manantial Espejo, Argentina	$50,743	23,491
TOTAL	$50,743	$104,037

At June 30, 2007 there is approximately $18.7 million of additional purchase commitments related to the construction of Manantial Espejo project.

Acquisition costs of investment in non-producing properties together with costs directly related to mine development expenditures are deferred.  Exploration expenditures on investment in non-producing properties are charged to operations in the period they are incurred.

The carrying values of these properties are as follows:

	June 30, 2007	December 31, 2006
Morococha, Perú	$23,125	$28,107
Álamo Dorado, México	-	91,404
Manantial Espejo, Argentina	59,447	61,110
San Vicente, Bolivia	10,783	6,077
Other	1,548	1,409
	$94,903	$188,107

8.  Acquisitions of Mining Assets

San Vicente (Pan American Silver (Bolivia) S.A.))

On May 23, 2007, Pan American completed the acquisition of an additional 40 percent interest in the San Vicente Mine from Empresa Minera Unificada S.A. (EMUSA).  The transaction, gave the Company a 95 percent interest in San Vicente.  The purchase price was $9.0 million, plus acquisition costs, plus a 2% NSR, factored by 80 per cent, payable only after Pan American has recovered its capital investment in the Project and only when the average price of silver in a given financial quarter is $9.00 per ounce or greater.

The acquisition of the additional 40 percent interest was accounted for by the purchase method of accounting.

The preliminary allocation of the fair value of assets and liabilities acquired and the consideration paid are summarized as follows:

Current assets, including cash of $1.9 million	$4,855
Mineral property, plant and equipment, net	5,376
10,231
Less:
Accounts payable and accrued liabilities	652
Future income tax liability	429
Total purchase price	$9,150
Consideration paid is as follows:
Cash paid at closing	$8,000
Payable due in one year	1,000
Acquisition costs (estimated)	150
$9,150

The purchase cost was allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. The Company estimated fair values based on discounted cash flows and estimates made by management. The purchase consideration for the mining assets of San Vicente exceeded the book value of the underlying assets by $ 0.8 million. In addition, the Company considered the prior ownership basis in calculating the tax impact of the acquisition.  These amounts have been applied to increase the carrying value of the mineral properties for accounting purposes.  However, this did not increase the carrying value of the underlying assets for tax purposes and resulted in a temporary difference between accounting and tax values. The resulting estimated future income tax liability associated with this temporary difference of $ 0.4 million was also applied to increase the carrying value of the mineral properties.

For purposes of presenting a summary of assets and liabilities acquired, the balance of Pan American Silver (Bolivia) S.A. at May 31, 2007 has been used as a proxy for the balance sheet on May 23, 2007.  The Company does not expect that the final allocation of the consideration among the assets and liabilities of the San Vicente project will materially vary from those shown above.

9.  Asset retirement obligations and reclamation

Reclamation and remediation costs are based principally on legal and regulatory requirements. Management estimates costs associated with reclamation of mining properties as well as remediation costs for inactive properties. The estimated undiscounted cash flows generated by our assets and the estimated liabilities for reclamation and remediation are determined using the Company’s assumptions about future costs, mineral prices, mineral processing recovery rates, production levels and capital and reclamation costs. Such assumptions are based on the Company’s current mining plan and the best available information for making such estimates. On an ongoing basis, management evaluates its estimates and assumptions; however, actual amounts could differ from those based on such estimates and assumptions.

The following is a description of the changes to the Company’s asset retirement obligations from December 31, 2006 to June 30, 2007:

Balance at December 31, 2006	$44,309
Reclamation expenditures	(470)
Accretion expense	1,396
Revisions in estimated cash flows	47
Balance at June 30, 2007	$45,282

10.  Accumulated other comprehensive income

	Three month ended	Six month ended
	June 30, 2007	June 30, 2007

Balance beginning	$436	-
Cumulative impact of accounting changes relating to financial instruments (Note 3)	-	153
Adjusted balance beginning	436	153
Unrealized gain on available for sale securities	953	1,236
Balance at June 30, 2007	$1,389	1,389

Accumulated other comprehensive income includes unrealized gains on marketable securities designated as “available for sale”.

11.  Dukat sale

On November 8, 2004 the Company completed the sale of its 20 percent interest in the Dukat silver mine in Russia for up to $43.0 million.  The Company received $20.5 million in cash in 2004 and may receive up to $22.5 million in contingent future payments.  The future payments are to be made annually based on the yearly average of silver price as follows:

Average	Amount
Price of Silver	of annual payment
$5.50 - $6.00	$500,000
$6.00 - $7.00	$1,000,000
$7.00 - $8.00	$2,000,000
$8.00 - $9.00	$5,000,000
$9.00 - $10.00	$6,000,000
$10.00 - and above	$8,000,000

During 2006 and 2005 the Company recognized gains of $8.0 million and $2.0 million, respectively, relating to the future payments based on the fact that the average silver price for the year was $11.55 for 2006 and $7.31 for 2005.  The agreement also includes provisions for early payment of remaining future payments on the occurrence of certain events.  One such event occurred in March 2007 when the purchaser of the Dukat property went out to raise money on an initial public offer (“IPO”) for the property.  According to the provisions in the sale agreement, this event triggers an early payment whereby the Company is to receive 50 percent of the outstanding future payments owed at the time of the IPO, which amounted to $10.25 million.  The Company received $10.25 million in cash in March, 2007 and has recognized this receipt as a gain in net income for the current period.  The Company has received from the purchaser $14.25 million to date.  The Company expects to receive the $8.0 million recorded as a receivable due on or before December 28, 2007 and remaining balance of $2.25 million due in future payments.

12.  Share capital

a)  Stock Options and Share Purchase Warrants

Transactions concerning stock options and share purchase warrants are summarized as follows:

	Incentive Stock Option Plan		Share Purchase Warrants		Total
	Shares	Price	Shares	Price	Shares
As at December 31, 2005	1,050,641	10.88	4,064,183	10.71	5,114,824

Granted	191,332	19.23	-		191,332
Exercised	(275,358)	12.19	(23,970)	10.63	(299,328)
Cancelled	(47,200)	20.64	-	-	(47,200)
As at December 31, 2006	919,415	$12.11	4,040,213	$10.84	4,959,628

Granted	158,983	24.28	-	-	158,983
Exercised	(245,168)	12.58	(15,634)	10.53	(260,802)
Cancelled	(52,531)	13.39	-	-	(52,531)

As at June 30, 2007	780,699	16.00	4,024,579	10.92	4,805,278

In the three month period ending June 30, 2007, 112,612 common shares and 8,293 common shares were issued for proceeds of $1.5 million and $0.1 million in connection with the exercise of outstanding options and warrants, respectively.

In the three month period ending June 30, 2006, 10,000 common shares and 10,291 common shares were issued for proceeds of $0.1 million and $0.1 million in connection with the exercise of outstanding options and warrants, respectively

In the six month period ending June 30, 2007, 245,168 common shares and 15,634 common shares were issued for proceeds of $3.1 million and $0.2 million in connection with the exercise of outstanding options and warrants, respectively.

In the six month period ending June 30, 2006, 159,308 common shares and 11,535 common shares were issued for proceeds of $2.2 million and $0.1 million in connection with the exercise of outstanding options and warrants, respectively.

b)  Share Option Plan

The Company has a comprehensive stock option plan for its employees, directors and officers.  The plan provides for the issuance of incentive stock options to acquire up to a total of 10% of the issued and outstanding common shares of the Company on a non-diluted basis.  The exercise price of each option shall be the weighted average trading price of the Company’s stock on the five days prior to the award date.  The options can be granted for a maximum term of 10 years with vesting provisions determined by the Board of Directors.  The Company used as its assumptions for calculating the value of the stock options granted a discount rate between 3.96% and 3.99%, volatility between 37.8 and 42.4 percent, expected lives between 1.5 and 3.0 years, and an exercise price of Cdn $28.41 per share.

The following table summarizes information concerning stock options outstanding as at June 30, 2007:

		Options Outstanding		Options Exercisable
Range of Exercise Prices	Weighted average exercise price	Number Outstanding as at June 30, 2007	Weighted Average Remaining Contractual Life (months)	Weighted average exercise price	Number outstanding and exercisable as at June 30, 2007
$4.70	$4.70	175,000	40.54	$4.70	175,000
$8.37 - $ 9.61	$9.15	136,000	8.59	$9.15	136,000
$15.52 - $19.78	$17.92	152,665	25.76	$18.19	99,668
$20.73 - $25.17	$20.98	147,904	45.83	$21.56	44,949
$26.72 - $31.03	$27.10	169,130	51.08	$31.03	15,000
	$16.00	780,699	35.37	$11.29	470,617

During the three months ended June 30, 2007 and 2006, the Company recognized $0.3 million and $0.5 million, respectively of stock-based compensation expense related to stock option grants.

During the six months ended June 30, 2007 and 2006, the Company recognized $0.7 million and $0.9 million, respectively of stock-based compensation expense related to stock option grants.

c)  Earnings Per Share (Basic and Diluted)

For the three months ended June 30	2007			2006
	Income (Numerator)	Shares (Denominator)	Per-Share Amount	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Net Income Available to Common Shareholders	$18,472			$14,951

Basic EPS	$18,472	76,400,850	$0.24	$14,951	71,173,764	$0.21
Effect of Dilutive Securities:
Stock Options	-	464,455		-	562,333
Warrants	-	2,436,334		-	4,064,278
Convertible debentures	-	-		3	68,130

Diluted EPS	$18,472	79,301,639	$0.23	$14,954	75,868,505	$0.20

For the six months ended June 30	2007			2006
	Income (Numerator)	Shares (Denominator)	EPS	Income (Numerator)	Shares (Denominator)	EPS
Net Income Available to Common Shareholders	$38,907			$12,177

Basic EPS	$38,907	76,365,480	$0.51	$12,177	71,138,233	$0.17
Effect of Dilutive Securities:
Stock Options		477,646			562,333
Warrants		2,467,695			4,064,278
Convertible debentures		-			68,130

Diluted EPS	$38,907	79,310,821	$0.49	$12,177	75,832,974	$0.16

Potentially dilutive securities totaling nil for the three months and six months ended June 30, 2007 and nil shares for the quarter ended June, 2006 (arising from convertible debentures, stock options, and warrants) were not included as their effect would be anti-dilutive.

13.  Changes in non-cash working capital Items

The following table summarizes the changes in non-cash working capital items:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006

Accounts receivable	$(13,942)	$(6,838)	$6,340	$(8,544)
Inventories	(4,719)	(838)	(13,616)	(2,851)
Prepaid expenses	(1,585)	553	(1,789)	237
Accounts payable and accrued liabilities	6,877	18,867	(15,740)	22,306
Other	-	858	(29)	60
	$(13,369)	$12,602	$(24,834)	$11,208

14.  Supplemental cash flow information

The following table summarizes the supplemental cash flow information:

	Three Months Ended		Six Month Ended
	June 30		June 30
	2007	2006	2007	2006
Common shares issued on the conversion of convertible debentures	$-	$-	$-	$86
Common shares issued as compensation expense	$422	$287	$633	$559
Common shares issued for purchase of Minera Triton S.A.	$-	$47,381	$-	$47,381

15.  Segmented information

Substantially all of the Company’s operations are within the mining sector, conducted through operations in six countries.  Due to differences between mining and exploration activities, the Company has a separate budgeting process and measures the results of operations and exploration activities independently.  The Corporate office provides support to the mining and exploration activities with respect to financial, human resources and technical support.

Segmented disclosures and enterprise-wide information are as follows:

	Revenue June 30		Net capital assets (1)
	2007	2006	June 30, 2007	December 31, 2006	June 30, 2006
Peru	$85,159	$88,049	$115,400	$110,993	$107,013
Canada	-	-	904	222	210
Mexico	36,213	17,559	198,246	196,994	174,349
United States	-	-	1,193	1,191	1,191
Argentina	-	-	112,518	86,271	72,459
Bolivia	5,895	2,984	15,471	9,466	7,405
Total	$127,267	$108,592	$443,732	$405,137	$362,627

(1) Net capital assets are comprised of Mineral property, Plant and equipment, construction in progress and non-production property.

	For the three months ended June 30, 2007
	Mining Operations		Development and	Corporate	Total
	Mexico	Peru	exploration
Revenue from external customers	$23,093	$52,384	$3,734	$-	$79,211
Depreciation and amortization	$(3,650)	$(2,671)	$(655)	$(18)	$(6,994)
Asset retirement and reclamation	$(202)	$(558)	$-	$-	$(760)
Interest and financing expense	$-	$(108)	$-	$(8)	$(116)
Investment and other income	$167	$470	$39	$1,213	$1,889
Foreign exchange gain (loss)	$61	$(130)	$19	$134	$84
Net gain on commodity and currency contracts	$-	$-	$-	$887	$887
Exploration and project development	$130	$29	$150	$411	$720
Income (loss) before income taxes	$6,128	$22,138	$653	$(286)	$28,632
Net income for the period	$4,042	$14,330	$386	$(286)	$18,472
Mineral property, plant and equipment expenditures	$9,242	$4,347	$18,215	$8,062	$39,866
Segment assets	$245,277	$210,523	$158,224	$91,158	$705,182

	For the three months ended June 30, 2006
	Mining & Development		Investment and	Corporate	Total
	Mexico	Peru	exploration
Revenue from external customers	$11,172	$51,493	$183	$-	$62,848
Depreciation and amortization	$(1,617)	$(2,461)	$(68)	$(29)	$(4,175)
Asset retirement and reclamation	$(84)	$(530)	$-	$-	$(614)
Interest and financing expense	$-	$(147)	$-	$(56)	$(203)
Investment and other income	$(17)	$841	$35	$525	$1,384
Foreign exchange gain (loss)	$19	$(326)	$(13)	$19	$(301)
Net loss on commodity and currency contracts	$-	$-	$-	$(4,780)	$(4,780)
Exploration and project development	$(313)	$(107)	$(203)	$(14)	$(637)
Income (loss) before taxes	$4,047	$24,242	$(170)	$(5,578)	$22,541
Net income (loss) for the period	$4,047	$16,799	$(220)	$(5,662)	$14,964
Mineral property, plant and equipment capital expenditures	$1,716	$4,581	$30,508	$180	$36,985
Segment assets	$33,139	$175,323	$219,563	$184,052	$612,077

	For the six months ended June 30, 2007
	Mining & Development		Investment and	Corporate	Total
	Mexico	Peru	exploration
Revenue from external customers	$36,213	$85,159	$5,895	$-	$127,267
Depreciation and amortization	$(5,864)	$(4,513)	$(803)	$(36)	$(11,216)
Asset retirement and reclamation	$(280)	$(1,116)	$-	$-	$(1,396)
Interest and financing expense	$-	$(266)	$-	$(8)	$(274)
Gain on disposition of assets	$18	$-	$-	$10,250	$10,268
Investment and other income	$305	$1,300	$67	$2,055	$3,727
Foreign exchange gain (loss)	$102	$(147)	$(54)	$123	$24
Loss on commodity and currency contracts	$-	$-	$-	$727	$727
Exploration expense	$425	$(88)	$156	$776	$1,269
Income (loss) before income taxes	$8,390	$33,411	$872	$8,994	$51,667
Net income (loss) for the period	$5,649	$24,138	$645	$8,475	$38,907
Mineral property, plant and equipment Capital expenditures	$14,288	$9,227	$27,443	$8,180	$59,138
Segment assets	$245,277	$210,523	$158,224	$91,158	$705,182

	For the six months ended June 30, 2006
	Mining & Development		Investment and	Corporate	Total
	Mexico	Peru	exploration
Revenue from external customers	$17,559	$88,049	$2,984	$-	$108,592
Depreciation and amortization	$(3,061)	$(4,431)	$(93)	$(61)	$(7,646)
Asset retirement and reclamation	$(168)	$(1,060)	$-	$-	$(1,228)
Interest and financing expenses	$-	$(213)	$-	$(136)	$(349)
Investment and other income	$(28)	$867	$38	$846	$1,723
Foreign exchange gain (loss)	$42	$(428)	$(16)	$19	$(383)
Loss on commodity and currency contracts	$-	$-	$-	$(16,610)	$(16,610)
Exploration expense	$(475)	$(551)	$(831)	$(14)	$(1,871)
Income (loss) before taxes	$3,760	$38,505	$49	$(18,521)	$23,793
Net income (loss) for the period	$3,760	$27,133	$(1)	$(18,689)	$12,203
Mineral property, plant and equipment capital expenditures	$2,676	$7,013	$43,356	$201	$53,246
Segment assets	$33,139	$175,323	$ $$219,563	$184,052	$612,077

	Three month end June 30,		Six month end June 30,
Product Revenue	2007	2006	2007	2006
Silver	$17,514	$11,172	$26,914	$17,559
Zinc concentrate	16,361	19,616	28,387	34,631
Lead concentrate	16,775	9,722	26,446	16,274
Copper Concentrate	29,270	21,824	46,758	39,481
Pyrite	782	1,370	1,744	2,450
Royalties	(1,491)	(856)	(2,982)	(1,803)
Total Revenue	$79,211	$62,848	$127,267	$108,592

16.  Other legal matters

Pan American Silver Corp., has been named in two separate law suits filed in the Superior Court of the State of California.  The claims arise from two separate incidents which occurred on or about April 7, 2006 and April 14, 2006.  Claims arise from individuals trespassing on property allegedly owned by the company.  The individuals entered into an inactive mine and failed to notice an open shaft and fell.  The April 7, 2006 incident resulted in a fatality with Plaintiffs’ seeking damages for wrongful death, personal injury, special damages, funeral and burial expenses.  The incident which occurred on April 14, 2006 resulted in injuries to the individual that fell down the shaft; however the extent of the claimed injuries is currently unknown.  Plaintiff seeks general, special and punitive damages as a result of the incident.  Legal proceedings have recently commenced in the aforementioned matters and the extent and amount of loss is undetermined at this time.

The company intends to vigorously defend these complaints.  No amounts have been accrued for any potential loss under these complaints.